EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or Country of Organization or Incorporation	Name under which subsidiary is doing business other than its own
ADAP, Inc.
New Jersey
AutoZone
ALLDATA LLC	Nevada
AutoZone de Mexico, S. de R.L. de C.V.	Mexico
AutoZone Development Corporation	Nevada
AutoZone Florida, L.P.	Delaware
AutoZone Stores, Inc.	Nevada
AutoZone Texas, L.P.	Delaware
AutoZone.com, Inc.	Nevada
Chief Auto Parts Inc.	Delaware	AutoZone
Speedbar, Inc.	Nevada
TruckPro, Inc.	Nevada
In addition, one subsidiary operating in the United States and five subsidiaries operating outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.